Exhibit 99.1

VERMILION ENERGY INC. REPORT OF VOTING RESULTS (SECTION 11.3 OF NATIONAL INSTRUMENT 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Vermilion Energy Inc. ("Vermilion") held virtually on May 6, 2026. A detailed description of the business of the Meeting is contained in the Proxy Statement and Information Circular dated March 18, 2026 (the "Information Circular") available on Sedar+ at www.sedarplus.ca.

An aggregate of 79,024,098 common shares of Vermilion (being 51.79% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Vermilion to be elected at the Meeting at eight (8).

Votes For		Votes Against
Number (#)	Percent (%)	Number (#)	Percent (%)
78,354,677	99.15%	669,421	0.85%

2.	Ordinary resolution to approve the election of the following eight nominees to serve as directors of Vermilion for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

	Votes For		Votes Withheld
Nominee Name	Number (#)	Percent (%)	Number (#)	Percent (%)
Myron M. Stadnyk	67,312,633	98.58%	970,297	1.42%
Dion Hatcher	67,288,771	98.54%	994,159	1.46%
Corey B. Bieber	67,229,290	98.46%	1,053,640	1.54%
James J. Kleckner Jr.	66,265,759	97.05%	2,017,171	2.95%
Stephen P. Larke	62,482,558	91.51%	5,800,372	8.49%
Paul B. Myers	67,324,820	98.60%	958,110	1.40%
Manjit K. Sharma	64,122,755	93.91%	4,160,175	6.09%
Judy A. Steele	66,934,582	98.03%	1,348,348	1.97%

3.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Vermilion for the ensuing year.

	Votes For		Votes Withheld
Name	Number (#)	Percent (%)	Number (#)	Percent (%)
Appointment of Auditors	77,827,158	98.49%	1,196,940	1.51%

4.	Ordinary resolution to accept on an advisory basis the approach to executive compensation, as disclosed in the Information Circular.

	Votes For		Votes Against
Name	Number (#)	Percent (%)	Number (#)	Percent (%)
Executive Compensation	66,210,717	96.97%	2,072,213	3.03%